EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Supplementary report regarding a notice of the Company's workers’ organization regarding the cessation of development work

Further to the Company’s immediate report of October 26, 2017, concerning the notice of the chairman of the Company’s workers’ organization to the Company regarding the cessation of development work on the Company's infrastructure and the Company's application to the labor court to issue an order instructing employees to refrain from suspending the aforementioned work, supplementary notification is hereby provided that in a hearing that took place on November 1, 2017, at the Regional Labor Court in Tel Aviv, the court decided to set the case for further deliberation on November 2, 2017, with the Minister of Communications or the (acting) Director-General of the Ministry of Communications attending such hearing. In the same decision, the court called upon the parties, as well as the Ministry of Communications, to do everything in their power to prevent any escalation of the situation, prior to the hearing. The court noted that it expects the Ministry of Communications to contact the other service providers and act to delay the work expected to take place in the coming days, in order to enable a comprehensive, consensual solution that will advance all parties as well as the public interest.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.